Exhibit 99.1



                                ESCROW AGREEMENT

Firstar Bank, N.A. agrees to hold subscription funds for investors on record in the office of Hennessy Advisors, Inc. in an escrow account. All of the proceeds may be released upon receipt of a letter from Hennessy Advisors, Inc. stating:

        1. Hennessy Advisors, Inc., has received subscriptions for at least 450,000 shares of common stock. (the "Minimum Offering").

If this event has not occurred by the close of business on December 31, 2001 (or such subsequent date not later than January 31, 2002 as Hennessy Advisors, Inc. specified to Firstar Bank, N.A. in writing prior thereto) all of the investor funds will be returned by cashiers check payable to the individual investors as reported by Hennessy Advisors, Inc., and delivered to Hennessy Advisors, Inc. for delivery to the subscribers. Any interest earned on the funds will be released to Hennessy Advisors, Inc., net any bank service charges.

Accepted _____ day of _____________, 2001



By:______________________________           By:_________________________________
      Firstar Bank, N.A.                             Hennessy Advisors, Inc.